

SECURITIES AND EXCHANGE COMMISSION 05044868

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Samuel A. Ramirez & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway, Suite 2924
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John V. Kick 212-248-0533
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron, LLP
(Name – *if individual, state last, first, middle name*)

622 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel A. Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Samuel A. Ramirez & Company, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President/CEO
Title



Notary Public

DANIEL J. DONOHUE
NOTARY PUBLIC, State of New York
No. 01DO4731804
Qualified in Westchester County
Commission Expires Feb. 28, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMUEL A. RAMIREZ & COMPANY, INC.

INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d)

SEPTEMBER 30, 2005

CONTENTS

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of September 30, 2005 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.



Marks Paneth
& Shron LLP

*Certified Public Accountants
and Consultants*

INDEPENDENT AUDITORS' REPORT

Board of Directors
Samuel A. Ramirez & Company, Inc.

We have audited the accompanying statement of financial condition of Samuel A. Ramirez & Company, Inc., as of September 30, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Samuel A. Ramirez & Company, Inc. at September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
October 28, 2005

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com



*Associated worldwide with
Jeffreys Henry International*

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

ASSETS

Cash	$	72,608
Deposit with clearing agent		150,000
Due from clearing agent		3,587,527
Receivable from broker-dealers		733,374
Other receivables		1,585,369
Marketable securities owned, at market value		4,831,071
Due from affiliates		1,160,558
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,333,087		401,953
Other assets		258,945
	$	12,781,405

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	3,163,487
Bank loan payable		5,833
Income taxes payable		154,016
Deferred income taxes		16,000
Total Liabilities		3,339,336
Commitments and contingencies		
Stockholder's equity		
Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding		2,418
Additional paid-in-capital		1,231,783
Retained earnings		8,207,868
Total Stockholder's Equity		9,442,069
	$	12,781,405

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF INCOME

FISCAL YEAR ENDED SEPTEMBER 30, 2005

REVENUES		
Net trading profit and commission income	$	7,032,815
Syndicate revenue		9,335,321
Financial advisory		222,142
Interest income		328,109
Other income		524,980
Total Revenues		17,443,367
EXPENSES		
Employee compensation and benefits		12,457,272
Clearance charges and database services		1,432,540
Interest		33,423
Occupancy		624,720
Taxes, other than income		36,490
Other operating expenses		1,867,079
Total Expenses		16,451,524
INCOME BEFORE INCOME TAXES		991,843
INCOME TAX EXPENSE (BENEFIT)		
Current		376,363
Deferred		(40,000)
Total Income Tax Expense		336,363
NET INCOME	$	655,480

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FISCAL YEAR ENDED SEPTEMBER 30, 2005

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Total Stockholder's Equity
	Outstanding Shares	Amount			
Balance, September 30, 2004	24,176	$ 2,418	$ 1,231,783	$ 7,552,388	$ 8,786,589
Net income	-	-	-	655,480	655,480
Balance, September 30, 2005	24,176	$ 2,418	$ 1,231,783	$ 8,207,868	$ 9,442,069

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CASH FLOWS

FISCAL YEAR ENDED SEPTEMBER 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	655,480
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		139,573
Deferred income taxes		(40,000)
Decrease (increase) in assets:		
Deposit with clearing agent		228
Receivable from broker-dealers		(167,679)
Other receivables		(6,096)
Marketable securities owned		12,781,372
Prepaid taxes		43,554
Due from/to clearing agent		(13,569,753)
Other assets		80,465
Increase in liabilities:		
Accounts payable and accrued expenses		555,530
Income taxes payable		154,016
Net Cash Provided by Operating Activities		626,690
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in due from affiliates		(510,175)
Acquisition of property		(108,424)
Net Cash Used by Investing Activities		(618,599)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of bank loan		(35,000)
Net Cash Used by Financing Activities		(35,000)
NET DECREASE IN CASH		(26,909)
Cash at September 30, 2004		99,517
Cash at September 30, 2005	$	72,608
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for:		
Interest	$	32,776
Income taxes	$	77,506

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Samuel A. Ramirez & Company, Inc. (the "Company"), (A Wholly-Owned Subsidiary of SAR Holdings, Inc.) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company trades primarily in municipal debt securities. Customer accounts are maintained on a fully disclosed basis with a clearing agent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Marketable Securities Owned

Marketable securities owned consist primarily of municipal obligations of various United States jurisdictions and are stated at quoted market values. Securities transactions and related commission expenses are recorded on a trade date basis. The difference between cost and market is included in net trading profit.

Included in marketable securities at September 30, 2005 are obligations of the following entities:

State of Florida*	$ 2,135,694
State of Texas*	$ 1,089,040
City of New York*	$ 632,532

* Includes various subdivisions and authorities.

Revenue Recognition

Revenues related to underwriting and syndicate activities are generally recognized on the offering date of the transaction.

Depreciation and Amortization

Depreciation and amortization are provided on both the straight-line method and accelerated methods over the estimated useful lives.

Income Taxes

The Company files its Federal income tax return as a member of a consolidated group. Provisions for income taxes are based upon results reported for financial statement purposes. Deferred income taxes are provided for significant temporary differences between financial statement and income tax reporting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

3. DUE FROM/TO CLEARING AGENT

The receivable/payable from/to the clearing agent results from the Company's securities transactions. Amounts payable are collateralized by securities owned by the Company. Interest on receivable balances is earned at the federal funds rate less a fixed number of basis points. Interest on payable balances is charged at the federal funds rate plus a fixed number of basis points.

4. RELATED PARTY TRANSACTIONS

Included in other receivables is an advance of $100,000 made to an entity owned by the Company's president and majority stockholder. The advance is interest bearing and repayable on demand. All interest charged to date has been paid.

Also included in other receivables is an advance of $250,000 made to the Company's president and majority stockholder. The advance is interest bearing and repayable on demand. All interest charged to date has been paid.

5. INCOME TAXES

The current income tax expense for the fiscal year ended September 30, 2005 consisted of the following:

Federal	$ 207,519
State and local	168,844
	$ 376,363

The provision for income taxes does not bear the anticipated relationship to income before income taxes due primarily to Federally tax-exempt income and the New York Liberty Zone Business Employee Credit carryover.

6. DEFERRED INCOME TAXES

The Company has a deferred income tax liability of $16,000 at September 30, 2005. Deferred income tax, results primarily from the effect of differences in timing of deductions for rent, certain compensation, and depreciation for financial statement purposes and tax reporting purposes.

The deferred income tax (benefit) for the fiscal year ended September 30, 2005 consisted of the following:

Federal	$ (27,000)
State and local	(13,000)
	$ (40,000)

7. RETIREMENT PLANS

In April 2004 the Company dissolved its qualified profit-sharing plan and all account balances were transferred to employees' 401K plan accounts.

8. DUE FROM AFFILIATES

Amounts due from affiliates are non-interest bearing and due on demand.

9. BANK LOAN PAYABLE

The Company has a loan from a bank payable in monthly principal payments of $2,917 commencing December 1, 2000 through November 1, 2005. The loan bears interest at 1% above prime (the prime rate was 6.75% at September 30, 2005) and is collateralized by certain equipment.

The outstanding balance of $5,833 at September 30, 2005 will be paid in full during the fiscal year ended September 30, 2006.

10. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At September 30, 2005, the Company's net capital of $5,609,194 exceeded required net capital of $222,896 by $5,386,298 and the ratio of aggregate indebtedness to net capital was .60 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

11. COMMITMENTS AND CONTINGENCIES

The Company leases office space in New York, California, Illinois, Puerto Rico, Texas, Florida and Connecticut, under leases expiring on various dates through September 30, 2008. Rent expense for the year ended September 30, 2005 was $584,792. Minimum annual rentals are as follows, exclusive of real estate taxes, utilities, and labor wage rate escalations in excess of the base year.

Fiscal year ended:

2006	$ 591,638
2007	148,891
2008	67,850
	$ 808,379

SAMUEL A. RAMIREZ & COMPANY, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)

SEPTEMBER 30, 2005

NET CAPITAL		
Stockholder's equity, qualified for net capital	$	9,442,069
Deductions and/or credits		
Non-allowable assets:		
Property and equipment (net of accumulated depreciation and amortization)		401,953
Accrued income		956,911
Other assets		716,857
Due from affiliates		1,160,558
Other deductions		225,000
		3,461,279
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		5,980,790
HAIRCUTS ON SECURITIES POSITIONS		
Trading and investment securities		301,499
Undue concentration and contractual commitments		70,097
		371,596
NET CAPITAL		5,609,194
MINIMUM NET CAPITAL REQUIRED		
$100,000 or 6-2/3% of aggregate indebtedness of $3,343,453 whichever is greater		222,896
EXCESS NET CAPITAL	$	5,386,298
AGGREGATE INDEBTEDNESS		
Accounts payable, accrued expenses and other	$	3,343,453
Ratio of aggregate indebtedness to net capital		.60:1

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed with the Company's September 30, 2005 FOCUS Report.



Marks Paneth
& Shron LLP

Certified Public Accountants
and Consultants

Board of Directors
Samuel A. Ramirez & Company, Inc.

In planning and performing our audit of the financial statements of Samuel A. Ramirez & Company, Inc. (the Company), for the fiscal year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com



disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
October 28, 2005